HASCO Medical, Inc.

141 West 1-65 Service Road South

Mobile, AL 36693

Via EDGAR and FedEx

Ms. Tia Jenkins

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

HASCO Medical, Inc.

Form l0-K for Fiscal Year Ended December 31, 2009

Filed on March 31, 2010

Form l0-Q for Fiscal Quarter Ended March 31, 2010

Filed on May 14, 2010

Form 8-K

Filed on May 19, 2009

File No. 000-52422

Dear Ms. Jenkins:

We are in receipt of your comment letter dated December 13, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For convenience, the matters are listed below, followed by the Company’s responses:

1. We note your response to comment two in our letter dated October 19, 2010. We are not convinced by the argument the unaudited interim financial statements for SMM of March 31, 2009 are not meaningful. We also note that the financial statements included in post merger Exchange Act filings have been retroactively restated to give effect to the merger. Accordingly, please provide the requested pre-merger financial information for SMM in an amended Form 8-K.

RESPONSE:  The Company acknowledges staff’s comment regarding this. We will provide the requested pre-merger financial information for SMM as of and for the three months ended March 31, 2009 in an amended Form 8-K.  We expect to file the amended Form 8-K in the next 3 business days.

2. We reiterate our comment for you to revise the financial statements to give effect to the purchase method of accounting for the acquisition of SMM and the subsequent write-off of the goodwill if supportable. Financial statements filed with the Commission must comply with GAAP and must include the effects all significant transactions, and we note that the goodwill recognized in the SMM acquisition and subsequently written off was material to the 2008 financial statements. Please revise.

RESPONSE:  The Company acknowledges staff’s comment regarding this. We will revise the financial statements to give effect to the purchase method of accounting for the acquisition of SMM and the subsequent write-off of the goodwill in an amended Form 8-K.  We expect to file amended Form 10-Q’s and Form 10-K’s in the next 5 business days.

3. We note that you have yet to explain to us how you analyzed FASB ASC 350-20-35-4 through 14 and 22 through 24 in reaching your conclusion that goodwill was impaired. We are unable to accept your unsupported assertion that goodwill was impaired because the former CEO left the company until you demonstrate that the write-off was determined appropriately in accordance with GAAP. Tell us what the fair value of the reporting unit was and how you determined that value at the time of the write-off. Tell us also the implied fair value of the reporting unit's goodwill and how that amount was determined.

RESPONSE:  We relied on guidance from ASC 350, as follows:

The first step of the goodwill impairment test, used to identify potential impairment, compares the appraised fair value of the invested capital of a reporting unit with the carrying (book) value of its invested capital amount, including goodwill. If the appraised fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. If the carrying amount of the reporting unit exceeds the appraised fair value, the second step of the goodwill impairment test is necessary in order to measure the amount of impairment loss, if any.

The second step of a goodwill impairment test compares the implied (appraised) fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In order to determine the amount of impairment (if any), a full purchase price allocation valuation must be performed in the same manner as when a business combination is determined.

Once the assets in the second step have been appraised, the excess of the appraised fair value of a reporting unit over the appraised amounts of its assets and liabilities is the implied fair value of goodwill.

It was determined that when the former CEO left the Company that there was no future benefit to the customer relationships, and that we were in a position where we had to develop customer relations and referral sources from scratch as the result of his departure.  The Company recognizes an impairment loss when the sum of expected discounted future cash flows is less than the carrying amount of the asset. A discounted cash flow analysis was performed that supported the impairment of the intangible asset.  The fair value of the reporting unit was determined to be the net book value of the company at the time, and that there was no fair value that could be ascribed to the customer relationships intangibles.

Cash	$141,163
Accounts receivable, net of allowance for doubtful accounts	356,801
Inventory	223,022
Prepaid expenses	8,998
Property and equipment, net	186,056
Deposits	420
Total assets	916,460

Accounts payable and accrued liabilities	$142,339
Advances from related party	7,005
Accrued interest payable to related party	8,750
Accrued income taxes payable	82,250
Notes payable, current portion	10,205
Long term notes payable, net of current portion of $10,204 in 2008	21,016
Note payable – related party	150,000
Total liabilities	421,565

Net book value/fair value	494,895

4. You state in your letter that the retention of the former CEO of SMM was considered to be critical to its operation and that his termination was a triggering event requiring an analysis of the recoverability of goodwill. Please explain to us the basis for this conclusion. We note you disclosed under the Competition heading on page 6 of the amended Form 8-K filed May 19, 2009 that " ....relationships between a home medical equipment company and its customers and referral sources are highly personal. There is no compelling incentive for either physician- or the patients to alter the relationship so long as the home respiratory company is providing responsive, professional and high quality service.” Since new management was presumably committed to continue providing responsive, professional and high-quality service to existing and any new customers, please help us to understand how the departure of the former CEO was considered to have an adverse effect to the point that goodwill was considered to have been impaired.

RESPONSE:   While we were and are committed to providing responsive, professional, and high-quality service to our customers, the former CEO did have a history of personal relationships with our referral sources, and his departure had a direct and immediate impact on our level of business.  The former owner was a Registered Nurse (RN) and it turned out that many of our Doctors, Nursing homes, Hospitals, Hospices and Home Health facilities prefer to deal with a registered nurse versus a durable medical equipment sales person no matter how good the sales person. The former CEO worked at various Hospitals and facilities over the years prior to him starting Southern Medical. As a result, he developed many personal relationships with nurses and doctors that worked with him or for him over the years. We were not aware how much those personal relationships meant to be able to continue to service those facilities. Many of the customers we lost went to competitors in the same market where they had medical personnel on staff versus Southern Medical. We were not aware when we purchased the company that a staff of medical personnel would be necessary to hold on to a majority of the existing customers.

5. Tell us where in previous filings you disclosed the departure of the former CEO and the perceived effect of his departure upon the operations of SMM.

RESPONSE:   The former CEO of SMM discontinued his employment on November 28, 2008. We did not disclose the departure because SMM during that time was not yet a public company thus we were not subject to such filing requirement during that period.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hal Compton, Jr.

Hal Compton, Jr.

Chief Executive Officer